12012006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 52838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott James Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Arlington Blvd.

(No. and Street)

Falls Church	Virginia	22042-2105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott James 703-533-2501

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayah, Tamba S.

(Name – *if individual, state last, first, middle name*)

7005 Good Luck Road	New Carrollton	Maryland	20784-3621
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott S. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott James Group, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CCO

Title

Notary Public

Mary L. Scanlan
Notary Public
Reg #358027
Commonwealth of Virginia
My Commission Expires 5/31/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMBA S. MAYAH, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors

SCOTT JAMES GROUP, INC.

We have audited the statement of financial condition of Scott James Group, Inc., as of December 31, 2011 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Scott James Group, Inc. as of December 31, 2011, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Tamba S. Mayah, CPA
New Carrollton, Maryland
February 8, 2012

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2011

ASSETS	Allowable	Non-Allowable	Total
Cash	7,717		
Fixed Income	94,371		
Deposits at clearing organizations	48,921		
Other Assets		2,051	
TOTAL ASSETS	151,009	2,051	153,060

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES	AI Liabilities	Non-AI Liabilities	Total
Accounts Payable	79,960	0	79,960
Long-Term Debt	0	0	0
TOTAL LIABILITIES	79.960	0	79,960

STOCKHOLDER'S EQUITY	
CAPITAL CONTRIBUTED	
Common stock, par value $1, authorized 500 shares, 1 share issued and outstanding	1
Additional Paid-In Capital	156,794
Total Capital Contributed	156,795
ACCUMULATED DEFICIT	-83,695
TOTAL STOCKHOLDER'S EQUITY	73,100
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	153,060

See Notes to Financial Statements

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax